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                                                                     EXHIBIT 8.3




                        [FERGUSON & CO., LLP LETTERHEAD]






                                December 31, 1996




Board of Directors
Heartland Community Bank
237 Jackson Street Southwest
Camden, Arkansas  71701

Gentlemen:


         All capitalized terms not otherwise defined in this letter have the meanings given such terms in the Plan of Conversion adopted by the Board of Directors of Heartland Community Bank, Camden, Arkansas, ("Heartland") on November 21, 1996, and subsequently amended December 19, 1996.

         It is our understanding that, pursuant to Office of Thrift Supervision regulations, subscription rights are non-transferable. Persons violating such prohibition may lose their rights to purchase stock in the Conversion and be subject to other possible sanctions.

         Because the Subscription Rights to purchase shares of Common Stock in the Bank to be issued to the Bank's employee stock benefit plans, depositors of the Bank, and to other members of the Bank will be acquired by such recipients, without cost, will be non-transferable and of short duration and will afford the recipients the right only to purchase shares of Common Stock at the same price as will paid by members of the general public in a Community Offering, we are of the opinion that:

         1. the Subscription Rights will have no ascertainable fair market value and,

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Board of Directors
December 31, 1996
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         2.       the price at which the Subscription Rights are exercisable will not be more or less than the fair market value of the shares on the date of exercise.



                                   Sincerely,

                                   Ferguson & Co., LLP




                                   /s/ Charles M. Hebert
                                   --------------------------------------------
                                   Charles M. Hebert
                                   Principal